8 June 2007

MEDIA RELEASE

Telecom files Court documents in relation to proposed capital return

Telecom New Zealand will today file documents at the New Zealand High Court in relation to its intention to return around NZ$1.1b of capital to shareholders by way of a Court and shareholder approved Scheme of Arrangement.

The Court documents seek interim orders, which include directions about the holding of a meeting of Telecom shareholders to consider a special resolution to approve the capital return. Assuming these interim orders are granted Telecom is planning to hold a Special Meeting in mid August 2007.

If approved, the proposed Scheme of Arrangement would cancel one in nine ordinary shares on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. Based on the current indicative timetable it is anticipated that the capital return will be completed in October 2007.

ENDS

For further information please contact:
Phil Love
Telecom Public Affairs
027 244 8496